OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

BioMimetic Therapeutics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
09064X101
(CUSIP Number)
Ulrik Spork
Novo A/S
Krogshojvej 41
Bagsvaerd, Denmark DK-2880
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 25, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS: NOVO A/S

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Denmark

	7	SOLE VOTING POWER:

NUMBER OF		2,371,771*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,371,771*

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,371,771*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Thomas Dyrberg, a partner of Novo A/S, is a member of the board of directors of BioMimetic Therapeutics, Inc. Dr. Dyrberg disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein arising as a result of his engagement with Novo A/S. The board of directors of Novo A/S has sole voting and investment control over these shares. The Board of Directors of Novo A/S is comprised of Ulf J. Johansson, Jorgen Boe, Goran Ando an d Hans Werdelin, none of whom has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of the shares held by Novo A/S.

2

SCHEDULE 13D
Item 1 — Security and Issuer
This Schedule 13D relates to the common stock of BioMimetic Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 389-A Nichol Mill Lane, Franklin, Tennessee 37067.
Item 2 — Identity and Background
This Schedule 13D is being filed under Section 13 of the Act by Novo A/S (“Novo A/S”). Novo A/S is a Danish private limited liability company that is wholly owned by Novo Nordisk Foundation (the “Foundation”). Novo A/S administrates and exercises voting rights on bonds and stock contributed to it by the Foundation.
The address of Novo A/S is Krogshojvej 41, DK-2880, Bagsvaerd, Denmark.
The following information regarding each director and executive officer of Novo A/S is set forth in Schedule I to this Schedule 13D: (i) name; (ii) residence or business address; (iii) principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted; and (iv) citizenship. The following information regarding each controlling person of Novo A/S is set forth in Schedule I to this Schedule 13D: (i) name; (ii) place of organization; (iii) principal business; and (iv) address.
Within the last five years, neither Novo A/S nor any person or entity named in Schedule I (i) has been convicted in any criminal proceedings and (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3 — Source and Amount of Funds or Other Consideration
On November 23, 2006, Novo A/S received 343,574 shares of Issuer common stock from a distribution from Burrill Biotechnology Capital Fund, L.P. This distribution was valued at $3,954,537 or $11.51 per share.
On January 25, 2007, Novo A/S purchased 335,575 shares of Issuer common stock. The purchase price per share of such stock was $12.4576. The purchase price paid by Novo A/S came from the working capital.
Item 4 — Purpose of Transaction
The acquisitions made by Novo A/S, as described in this Schedule 14D, were for investment purposes only. Novo A/S does not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j).

Item 5 — Interest in Securities of the Issuer
(a) Based upon 15,649,362 shares of Issuer common stock outstanding on January 12, 2007 (according to information provided by the Issuer in its SEC filings), Novo A/S beneficially owns 2,371,771 shares of Issuer common stock, which constitute approximately 15.2% of the common stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).
Except as described in this Schedule 13D, none of the persons or entities listed on Schedule I beneficially owns any common stock of the Issuer.
(b) Novo A/S holds the sole power to direct the vote as to, and to direct the disposition of, 2,371,771 shares of Issuer common stock.
Except as described in this Schedule 13D, none of the persons or entities listed on Schedule I has the power to direct the vote as to, or the disposition of, any common stock of the Issuer.
(c) Except as set forth in this Schedule 13D, Novo A/S has not effected any transactions in Issuer common stock within the past 60 days and none of the persons or entities listed on Schedule I has effected any transactions in Issuer common stock within the past 60 days.
(d) Novo A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Issuer common stock beneficially owned by Novo A/S.
(e) Not applicable.
Item 6 — Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7 — Material to be Filed as Exhibits
Not applicable.

SCHEDULE 13D
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Novo A/S
March 15, 2007

Date
/s/ Ulrik Spork

Signature
Ulrik Spork
Senior Parner
Novo A/S
Novo Ventures

Name/Title

Schedule I
Information regarding each director and executive officer of Novo A/S is set forth below.

Name, Title	Address	Principal Occupation	Citizenship
Jan Ulf Sigvard Johansson Chairman of the Board	Strandvägen 43, 4 tr, S-114 56 Stockholm, Sweden	Self-employed, professional board director	Sweden
Jørgen Boe Director	Margrethevej 6, DK-2960 Rungsted Kyst, Denmark	Attorney, Kromann Reumert Sundkrogsgade 5 DK-2100 Copenhagen, Denmark	Denmark
Göran Ando Director	Castle Hill House, 12 Castle Hill, Windsor SL4 1PD, United Kingdom	Self-employed, professional board director	Sweden
Hans Kristian Werdelin Director	Hveensvej 2, DK-2950 Vedbæk, Denmark	Self-employed, professional board director	Denmark
Henrik Gürtler Chief Executive Officer	Hjortekærsvej 140A, DK-2800 Kongens Lyngby	Chief Executive Officer, Novo A/S	Denmark

Information regarding the controlling person of Novo A/S is set forth below.
     The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the companies in the Novo group and support scientific, humanitarian and social purposes. Novo A/S is wholly owned by the Foundation. The address of the Foundation is Brogardsvej 70, PO Box 71, DK-2820, Gentofte, Denmark.